

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 14, 2011

Mr. Christopher J. Reinhard
Chief Executive Officer
Cardium Therapeutics, Inc.
12255 El Camino Real, Suite 250
San Diego, CA 92130

  Re: **Cardium Therapeutics, Inc.**
     Form 10-K for the Fiscal Year Ended December 31, 2009
     Filed March 16, 2010
     File Number: 001-33635

Dear Mr. Reinhard:

  We have completed our review of your filing and do not have any further comments at this time.

       Sincerely,

       Gus Rodriguez
       Accounting Branch Chief